Rec'd 7/18/02 ✓

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02023477

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-05259~~

8-46023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Gelband & Co., Inc.

Alan Bruce Gelband

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.
JUL 18 2002
535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York | New York | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Gelband (212) 688-2808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer, CPA's
(Name — *if individual, state last, first, middle name*)

535 Fifth Avenue 25th Floor New York, NY 10017
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelband & Co., Inc., as of 12/31/01, ~~19~~ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Alan Gelband
Signature

President
Title

Charlene B Metz
Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No 41-484-0643
Qualified in Queens County
Commission Expires January 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINES AND FISCHER CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Sole Shareholder of

Gelband & Co., Inc.:

We have audited the accompanying statement of financial condition of Gelband & Co., Inc. as of December 31, 2001, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Gelband & Co., Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Gelband & Co., Inc. is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer

New York, New York
January 21, 2002

GELBAND & CO., INC.
Statement of Financial Condition
As of December 31, 2001

ASSETS	
Cash	$11,388
Investment in securities, at market value	3,300
TOTAL ASSETS	$14,688
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	$ -0-
Stockholder's Equity:	
Capital stock, $.01 par; authorized, issued and outstanding 100 shares	1
Additional paid-in capital	13,299
Retained earnings	1,388
	14,688
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$14,688

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Notes to Financial Statements
December 31, 2001

(1) Summary of Significant Accounting Policies

Principal Business Activity

Gelband & Co., Inc. ("GELCO"), is a registered broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

(2) Management Fees

GELCO has an agreement with Alan Gelband Company, Inc. ("AGC"), a related company, whereby GELCO is to pay AGC a management fee equal to all the fees received by it in connection with investment banking activities in exchange for AGC reimbursing GELCO for certain of its expenses.

All expenses are paid by AGC and GELCO reimburses them for direct expenses and certain allocated expenses.

(3) Net Capital Requirements

GELCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, GELCO had net capital of $11,388 which was $6,388 in excess of its required net capital. GELCO's net capital ratio was -0- to 1.

GELBAND & CO., INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2001

Total stockholder's equity per statement of financial condition	$ 14,688
Haircuts on securities owned	(3,300)
Net capital	$ 11,388
Aggregate indebtedness	$ -0-
Percentage of aggregate indebtedness to net capital	0%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 6,388

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2001.